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                                                                      Exhibit 11


                       COMPUTATION OF PER SHARE EARNINGS


Net Loss Per Common Share:  The net loss per common share is based on the net
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loss from operations plus Preferred Stock dividends (if any declared) and the weighted average number of shares of Common Stock outstanding during each year. Common stock equivalents have been excluded from the computation of the net loss per common share because inclusion of such equivalents would decrease net loss per common share.